Exhibit 99.3

Ferroglobe Plc IMPORTANT ANNUAL GENERAL MEETING INFORMATION 000004 ENDORSEMENT_LINE            SACKPACK            C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 Electronic Voting Instructions Available 24 hours a day, 7 days a week! Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy. VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR. Proxies submitted by registered holders must be received by 9:01 a.m., British Summer Time (4:01 a.m., Eastern Time) on 27 June 2016. Vote by Internet Go to www.investorvote.com/GSM Or scan the QR code with your smartphone Follow the steps outlined on the secure website Vote by telephone Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone Follow the instructions provided by the recorded message Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. Annual General Meeting Proxy Card 1234 5678 9012 345 IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. A Proposals — The Board of Directors recommends a vote “FOR” Proposals 1 – 18. Given the interests of the Board of Directors in Proposal 19, the Board of Directors makes no recommendation in relation to Proposal 19. For Against Abstain For Against Abstain For Against Abstain For Against Abstain 1. 6. 11. 16. 2. 7. 12. 17. 3. 8. 13. 18. 4. 9. 14. 19. 5. 10. 15. IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A—C ON BOTH SIDES OF THIS CARD. C 1234567890 J N T MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND 1UP X 2826901 MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND +

2016 Annual General Meeting Admission Ticket 2016 Annual General Meeting of Shareholders of Ferroglobe Plc Wednesday, 29 June 2016, 9:00 a.m. British Summer Time 10 Hill Street, London WIJ 5MG, United Kingdom Upon arrival, please present this admission ticket and photo identification at the registration desk. Defined terms and below shall have the meaning given to them in the notice of Annual General Meeting dated 3 June 2016. U.K. annual report and accounts 2015 1. THAT the directors’ and auditor’s reports and the accounts of the Company for the period from 23 December 2015 to 31 December 2015 (the “U.K. Annual Report”) be received. Directors’ 2015 remuneration report (the “Directors’ Remuneration Report”) 2. THAT the Directors’ Remuneration Report (excluding the directors’ remuneration policy (the “Directors’ Remuneration Policy”)) for the period from 23 December 2015 to 31 December 2015 be approved. Directors’ Remuneration Policy 3. THAT the Directors’ Remuneration Policy as set out on pages 12 to 23 of the U.K. Annual Report be approved. New incentive plan 4. THAT the new incentive plan (the “Incentive Plan”), a summary of which is set out on pages 5 to 9 of the Annual General Meeting notice, be approved. Director re-elections 5. THAT Alan Kestenbaum be re-elected as a director. 6. THAT Javier López Madrid be re-elected as a director. 7. THAT Donald J. Barger, Jr. be re-elected as a director. 8. THAT Bruce L. Crockett be re-elected as a director. 9. THAT Stuart E. Eizenstat be re-elected as a director. 10. THAT Tomás García Madrid be re-elected as a director. 11. THAT Greger Hamilton be re-elected as a director. 12. THAT Javier Monzón be re-elected as a director. 13. THAT Juan Villar-Mir de Fuentes be re-elected as a director. Appointment of Auditor 14. THAT Deloitte LLP be appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company. Remuneration of auditor 15. THAT the Board be authorised to determine the auditor’s remuneration. Authority to allot shares 16. THAT the Board be generally and unconditionally authorised, in accordance with section 551 of the Companies Act, to exercise all powers of the Company to allot shares or grant rights to subscribe for or convert any security into shares of the Company in accordance with and subject to the Articles, such authority to expire on the fifth anniversary of the Annual General Meeting. Disapplication of pre-emption rights 17. THAT the Board, pursuant to section 570 of the Companies Act, be given the power to allot equity securities for cash, free of the restriction in section 561 of the Companies Act but in accordance with and subject to the Articles, such power to expire on the fifth anniversary of the Annual General Meeting. Reduced notice of a general meeting other than an annual general meeting 18. THAT a general meeting of the Company, other than an annual general meeting, may be called on not less than 14 clear days’ notice. Dividend rectification 19. THAT, upon the sooner to occur of: (i) the capital reduction approved by special resolution of the Company on 23 December 2015 (the “Capital Reduction”) becoming effective and (ii) the Company otherwise accumulating sufficient distributable profits, in respect of the quarterly dividend paid by the Company on 14 March 2016 (the “March Dividend”) to Shareholders on the record date of 26 February 2016 (the “Record Date”): (a) the appropriation of distributable profits of the Company arising from the Capital Reduction or otherwise to such March Dividend be approved and (b) any and all claims which the Company has or may have arising out of or in connection with (x) the payment of the March Dividend against Shareholders who appeared on the register of shareholders on the Record Date (or their respective personal representatives and successors in title (as appropriate)) or (y) the approval, declaration or payment of the March Dividend against each of the directors, be waived and released, and deeds of release in favour of such Shareholders (or personal representatives or successors in title) and directors be entered into by the Company in the forms set out in Appendix A and Appendix B of the notice of Annual General Meeting. IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — Ferroglobe Plc + Proxy Solicited by Board of Directors for Annual General Meeting — 29 June 2016 The undersigned hereby appoints the Company’s Executive Chairman or Company Secretary, each individually and each with powers of substitution, as proxies for the undersigned to vote all of the Ordinary Shares the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of Ferroglobe Plc called to be held on Wednesday, 29 June 2016, 9:00 a.m. British Summer Time at 10 Hill Street, London W1J 5MG, United Kingdom, or any adjournment or postponement thereof in the manner indicated on the reverse side of this proxy, and upon such other business as may lawfully come before the meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the notice of annual general meeting of Ferroglobe Plc. The undersigned revokes any proxy or proxies previously given for such shares. The undersigned ratifies and confirms any actions that the persons holding the undersigned’s proxy, or their substitutes, by virtus of this executed card take in accordance with the proxy granted hereunder. IF NO DIRECTION AS TO THE MANNER OF VOTING THE PROXY IS MADE, THE PROXY WILL BE VOTED “FOR” THE RESOLUTIONS IN PROPOSALS 1 THROUGH 19 AS INDICATED ON THE REVERSE SIDE HEREOF. You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE) but you need not mark any boxes if you wish to vote in accordance with the Board of Directors’ recommendations. This proxy, when properly executed, will be voted in the manner directed herein. The Board of Directors recommends a vote “FOR” Proposals 1 – 18. Given the interests of the Board of Directors in Proposal 19, the Board of Directors makes no recommendation in relation to Proposal 19. B Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below. C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A—C ON BOTH SIDES OF THIS CARD. +